Exhibit 12.1

Ratio of Earning to Fixed Charges

	Year Ending December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	1/1 - 6/11/04	6/12 - 6/30/04
Fixed Charges:
Interest Expense	13,683,000	17,485,000	18,752,000	20,168,000	12,025,000	6,121,000	5,982,000	2,169,000
Operating Rental Expense	318,000	448,000	624,000	937,000	784,000	394,350	363,558	47,025

Int. Exp plus 1/3 Op Rental Exp	13,789,000	17,634,333	18,960,000	20,480,333	12,286,333	6,252,450	6,103,186	2,184,675

Earnings:
Income (Loss) before Income Taxes	3,541,000	12,293,000	20,775,000	40,334,000	52,855,000	25,588,000	15,192,000	(138,000)
Fixed Charges	13,789,000	17,634,333	18,960,000	20,480,333	12,286,333	6,252,450	6,103,186	2,184,675

Earnings	17,330,000	29,927,333	39,735,000	60,814,333	65,141,333	31,840,450	21,295,186	2,046,675

Ratio of Earnings to Fixed Charges	1.26x	1.70x	2.10x	2.97x	5.30x	5.09x	3.49x	0.94x